                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           -------------------------

                          TRIDENT INTERNATIONAL, INC.
                           (Name of Subject Company)

                              ITW ACQUISITION INC.
                            ILLINOIS TOOL WORKS INC.
                                   (Bidders)
                           -------------------------

  Common Stock, $.01 Par Value Per Share                Common Stock 895934107
      (Title of Class of Securities)            (CUSIP Number of Class of Securities)

                                 -------------

                              Stewart S. Hudnut, Esq.
                              Senior Vice President, General
                                Counsel and Secretary
                              Illinois Tool Works Inc.
                              3600 W. Lake Avenue
                              Glenview, IL 60025-5811
                              (708) 657-4074
      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidders)

                          Copy to:  Charles J. McCarthy, Ltd.
                              Jenner & Block
                              One IBM Plaza
                              Chicago, IL 60611-7602

                           CALCULATION OF FILING FEE

   TRANSACTION VALUATION*: $115,118,603       AMOUNT OF FILING FEE**: $23,024
----------------------------
  * For purposes of calculating the filing fee only. This calculation is based upon the price offered per Share and the aggregate number of (a) 6,466,692 outstanding Shares of Common Stock, $.01 par value per share (the "Shares"), of the Subject Company, (b) 442 Shares which are subject to the Subject Company's employee stock purchase plan, (c) 485,931 Shares subject to employee and non-employee stock options, and (d) 23,820 Shares subject to warrants, all as of the date of the Merger Agreement as represented therein by the Subject Company. The calculation assumes the exercise of all such options and warrants and the issuance of the Shares under the stock purchase plan.

 ** The amount of filing fee, calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the Transaction Valuation.

[ ] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:   Not Applicable
     Form or Registration No.: Not Applicable
     Filing Party:             Not Applicable

     This Tender Offer Statement on Schedule 14D-1 relates to the offer by ITW Acquisition Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Illinois Tool Works Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, $.01 par value per Share (the "Shares"), of Trident International, Inc., a Delaware corporation (the "Company"), at a purchase price of $16.50 per Share, net to the seller in cash, without interest thereon, less applicable federal withholding taxes, and upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 1999 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal (which, together with the Offer to Purchase, constitute the "Offer"), a copy of which is attached to hereto as Exhibit (a)(2).

ITEM 1. SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Trident International, Inc., and the address of its principal executive offices is 1114 Federal Road, Brookfield, Connecticut 06804.

     (b) The exact title of the class of equity securities being sought in the Offer is Common Stock, $.01 par value per share, of the Company. The information set forth in the Introduction (the "Introduction") and Section 1 ("Terms of the Offer") of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

     (a)-(d) and (g) This Statement is filed by the Purchaser and Parent. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and in Schedule I ("Directors and Executive Officers of the Purchaser and Parent") thereto is incorporated herein by reference.

     (e) and (f) During the last five years, none of the Purchaser, Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed in
Schedule I to the Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) and (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer and the Merger") and Section 12 ("Purpose of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a)-(c) The information set forth in Section 9 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

     (a)-(g) The information set forth in the Introduction, Section 10 ("Background of the Offer and the Merger"), Section 11 ("The Merger Agreement"),
Section 12 ("Purpose of the Offer and the Merger") and Section 14 ("Possible Effects of the Offer on the Market for the Shares, The Nasdaq National Market Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) None of the Purchaser, Parent or, to the best knowledge of the Purchaser and Parent, their executive officers and directors, currently beneficially owns any Shares of the Company, and none of the aforementioned has effected any transaction in the Shares during the past 60 days from the date hereof. The information set forth in the Introduction and Section 8 ("Certain Information Concerning the Purchaser and Parent") of, and Schedule I ("Directors and Executive Officers of the Purchaser and Parent") to, the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

     The information set forth in the Introduction, Section 8 ("Certain Information Concerning the Purchaser and Parent"), Section 10 ("Background of the Offer and the Merger") and Section 12 ("Purpose of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The information set forth in the Introduction and Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

     The summary financial information relating to Parent set forth in Section 8 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a stockholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION

     (a) None.

     (b) and (c) The information set forth in the Introduction, Section 2 ("Acceptance for Payment and Payment for Shares") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Section 14 ("Possible Effects of the Offer on the Market for the Shares, The Nasdaq National Market Listing and Exchange Act Registration") and Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (e) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

(a)(1)    Offer to Purchase dated January 13, 1999.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter from the Information Agent to Brokers, Dealers,
          Commercial Banks, Trust Companies and Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Commercial
          Banks, Trust Companies and Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification
          Number on Substitute Form W-9.
(a)(7)    Summary Advertisement as published on January 13, 1999.
(a)(8)    Press Release issued by Parent on January 13, 1999.
(b)(1)    Second Amended and Restated Credit Agreement among Illinois
          Tool Works Inc., The First National Bank of Chicago, as
          Agent, and other financial institutions who are signatories to the Credit Agreement dated as of September 30, 1998.
(b)(2) Line of credit letter agreement dated November 1, 1998 between The First National Bank of Chicago and Illinois Tool
          Works Inc., and letter amendment dated December 28, 1998.
(c) Agreement and Plan of Merger, dated as of January 6, 1999, by and among Trident International, Inc., Illinois Tool
          Works Inc. and ITW Acquisition Inc. (Schedules to the agreement have been omitted from this filing and will be furnished to the Securities and Exchange Commission upon request.)
(d)       Not applicable.
(e)       Not applicable.
(f)       Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          ITW Acquisition Inc.

                                          By: /s/ HUGH J. ZENTMYER

                                            ------------------------------------
                                          Name: Hugh J. Zentmyer

                                              ----------------------------------
                                          Title: President

                                             -----------------------------------

                                          Illinois Tool Works Inc.

                                          By: /s/ HUGH J. ZENTMYER

                                            ------------------------------------
                                          Name: Hugh J. Zentmyer

                                              ----------------------------------
                                          Title: Executive Vice President

                                             -----------------------------------

Date: January 13, 1999

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                                 EXHIBIT INDEX

EXHIBIT                          DESCRIPTION
-------                          -----------
(a)(1)   Offer to Purchase dated January 13, 1999.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter from the Information Agent to Brokers, Dealers,
         Commercial Banks, Trust Companies and Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Summary Advertisement as published on January 13, 1999.
(a)(8)   Press Release issued by Parent on January 13, 1999.
(b)(1)   Second Amended and Restated Credit Agreement among Illinois
         Tool Works Inc., The First National Bank of Chicago, as
         Agent, and other financial institutions who are signatories to the Credit Agreement dated as of September 30, 1998, as amended.
(b)(2)   Line of credit agreement dated November 1, 1998 between The
         First National Bank of Chicago and Illinois Tool Works Inc.,
         and letter amendment dated December 28, 1998.
(c>)     Agreement and Plan of Merger, dated as of January 6, 1999, by and among Trident International, Inc., Illinois Tool
         Works Inc. and ITW Acquisition Inc. (Schedules to the
         agreement have been omitted from this filing and will be
         furnished to the Securities and Exchange Commission upon
         request.)

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